BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

BUSINESS PHONE: 7275192000

MAIL ADDRESS:

STREET 1: 14255 49TH STREET NORTH, BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

STATEMENT FOR MONTH/YEAR: JULY 2001

COMPANY DATA:

COMPANY CONFORMED NAME: KEITH E. SIROIS

CENTRAL INDEX KEY: 0001137969

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: OFFICER

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH

STREET 2: BUILDING 1

CITY: CLEARWATER

STATE: FL

ZIP: 33762

MAIL ADDRESS:

STREET 1: 1104 FORDHAM WAY

STREET 2:

CITY: WESTMONT

STATE: IL

ZIP: 60559

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Common stock	07/05/01	P	28.4224	A	$5.9600
99.0657
							D

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
			Securities Acquired/Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
								Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Explanation of Responses:

This stock is part of an Employee Stock Purchase Plan.

______________________________________________ ______________

Signature of Reporting Person Date